Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sonic Innovations, Inc.:

We consent to the use of our reports dated March 17, 2008, with respect to the consolidated balance sheets of Sonic Innovations, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference. Our report on the consolidated financial statements refers to the adoptions of Financial Accounting Standards Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes and Statement of Financial Accounting Standards No. 123(R) Accounting for Stock-Based Compensation.

/s/ KPMG LLP

Salt Lake City, Utah

May 23, 2008